January 9, 2012 VIA EDGAR Mr. Christian Windsor Special Counsel U.S. Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600

Main Fax +1 312 701 7711

www.mayerbrown.com

Philip J. Niehoff

Direct Tel +1 312 701 7843

Direct Fax +1 312 706 8180

pniehoff@mayerbrown.com

Re:	Home Loan Servicing Solutions, Ltd.

Registration Statement on Form S-1

File No. 333-172411

Dear Mr. Windsor:

This letter responds on behalf of Home Loan Servicing Solutions, Ltd. (the “Company”) to the Staff’s letter dated November 29, 2011 with respect to Amendment No. 4 to the above-referenced Registration Statement on Form S-1 (as it may be amended or supplemented, the “Registration Statement”). Set forth below are the Company’s responses to the Staff’s comments. Concurrently with the filing of this letter, the Company is submitting (via EDGAR) Amendment No. 5 to the Registration Statement, which reflects changes made to the Registration Statement in response to the Staff’s comments.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments in bold face text, and the Company’s response is set forth immediately following each Staff comment.

General Comments

1.	We continue to evaluate your responses to our accounting related comments in our letter dated October 7, 2011 (e.g., comment 16). We may have further comments.

After discussions with the accounting staff, the Company has revised its accounting for the Rights to MSRs to reflect the transaction as a financing rather than a purchase of mortgage servicing rights. Changes have been made throughout the Registration Statement to reflect the revised accounting.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Mr. Christian Windsor

January 9, 2012

2.	We note your response to comment 3 of our letter dated October 7, 2011. Please revise your Management’s Discussion to discuss the actual sales of mortgage servicing rights to Ocwen set forth in your response.

The Company has revised the Registration Statement to include information relating to the actual and pending sales of mortgage servicing rights to Ocwen.

3.	We note your response to prior comments 2 and 9 of our letter dated October 7, 2011. However, by removing the disclosure regarding the fairness opinion and valuation reports that the board will receive, it appears that you may be providing investors with a less than complete picture of how Home Loan Servicing will determine that the value of the servicing rights that you are purchasing from Ocwen is appropriate. This is particularly important given that Mr. Erbey, your founder and Chairman, is also the Chairman of Ocwen and most of your executives are currently employed by Ocwen. Either revise your disclosure, or provide us with your analysis as to why this information does not represent material information that must be disclosed. Please refer to Securities Act Rule 408.

The Company intends to obtain an opinion from the Mortgage Industry Advisory Corporation (“MIAC”) as to the fairness of the purchase price for the Initial Purchased Assets, from a financial point of view, to the Company. The Company has revised the Registration Statement accordingly and has filed a form of the fairness opinion that it expects to receive from MIAC upon the execution of the initial sale supplement to the Purchase Agreement.

4.	We note that you have not included the match funding facility assumption agreement with the facility operator in your list of exhibits. Please advise the Staff if you have entered into any agreements with the facility operator and either make corresponding revisions to your disclosure or provide your analysis supporting your conclusion that those agreements are not material contracts under Item 601(b)(10) of Regulation S-K.

The Company will not be entering into a separate assumption agreement with respect to the match funded servicing advance facility that is expected to be assumed in connection with the Initial Acquisition. Instead, the Company’s assumption of Ocwen Loan Servicing’s rights and obligations under the existing match funded servicing advance facility will be effectuated through our execution of the Amended and Restated Receivables Sale Agreement, the Amended and Restated Receivables Pooling Agreement and the Amended and Restated Indenture and our acquisition of the outstanding equity of HomEq Servicer Advance Facility Transferor, LLC pursuant to the Purchase Agreement and the initial sale supplement.

Mayer Brown LLP

Mr. Christian Windsor

January 9, 2012

5.	Please provide us with your analysis regarding any continuing legal obligations of Ocwen to the trusts in its capacity as the contractual servicer, both prior to the transfer of ownership of the mortgage servicing rights and after any subsequent transfer. Also, please clarify whether Ocwen would be in default under its original contracts with the trusts in the event that Ocwen was not paid its fees by Home Loan Servicing and then chose not to perform its servicing activities. Finally, please indicate whether Ocwen would be in default under the underlying servicing agreement, and whether such a default would constitute a cross default for any of Ocwen’s other servicing agreements.

So long as Ocwen Loan Servicing is the servicer of record pursuant to a particular servicing agreement, it will remain directly obligated to the related securitization trust to perform the obligations of the servicer under such servicing agreement.

Upon the transfer of such mortgage servicing rights by Ocwen Loan Servicing to the Company, the Company will become contractually obligated to the related securitization trust to perform the obligations of the servicer under the related servicing agreement, and Ocwen Loan Servicing will no longer be contractually obligated to the related securitization trust to perform the obligations of the servicer under such servicing agreement. If, as is contemplated with respect to the Initial Mortgage Servicing Rights, Ocwen Loan Servicing is engaged by the Company to act as a subservicer with respect to a servicing agreement, Ocwen Loan Servicing would be contractually obligated to the Company with respect to those obligations of the servicer under such servicing agreement that Ocwen Loan Servicing has agreed to perform, but Ocwen Loan Servicing would not have any contractual obligations to the securitization trust.

During the period in which Ocwen Loan Servicing remains the servicer of record pursuant to a particular servicing agreement and has not transferred ownership of the related mortgage servicing right to the Company, if Ocwen Loan Servicing ceased to perform its servicing obligations under such servicing agreement due to the Company’s failure to pay the fees owed to Ocwen Loan Servicing pursuant to the Purchase Agreement and the initial sale supplement, Ocwen Loan Servicing would be in breach of its obligations under such servicing agreement, and – depending on the severity of such breach – such a failure to perform would most likely constitute an event of default or servicer termination event, which would permit the removal of Ocwen Loan Servicing as servicer. In addition, the Company would be responsible for indemnifying Ocwen Loan Servicing for any losses resulting from such breach if the breach resulted from the Company’s failure to pay the fees it owes to Ocwn Loan Servicing.

After the transfer of the mortgage servicing rights to the Company, if Ocwen Loan Servicing ceased to perform its servicing obligations under the Subservicing Agreement as a result of the Company’s failure to pay the fees owed to Ocwen Loan Servicing pursuant to the Subservicing Agreement and the initial

Mayer Brown LLP

Mr. Christian Windsor

January 9, 2012

subservicing supplement, Ocwen Loan Servicing would not be in breach of any obligations under any servicing agreement for which it was acting as a subservicer for the Company because, as discussed above, it would not have any obligations to the related securitization trust to perform the obligations of the servicer under such servicing agreement after transfer of the mortgage servicing rights to the Company.

Ocwen Loan Servicing has informed the Company that it has reviewed a representative sample of its servicing agreements and found no cross-default provisions for an event of default due to non-performance under other servicing agreements. Additionally, in the experience of the Company’s officers, such cross-default provisions are not found in servicing agreements for securitization transactions.

Prospectus Summary, page 1

6.	Revise the summary to balance your discussion of the market opportunity and your competitive advantage with the fact that you will not have sufficient capital to acquire a significant amount of additional mortgage servicing rights. This should be clear for each instance where you discuss potential purchases of servicing rights from various sources. Also, clarify that any additional sale of securities will dilute the ownership of shareholders who purchase in this offering.

The Company has revised the disclosure as requested.

Risk Factors

7.	We note your disclosure on page 104 that you have relied on a limited exception to the independence requirements set forth in the rules of The NASDAQ Stock Market in appointing Mr. Erbey as a member of the Nominating and Corporate Governance Committee. Please add a discussion in risk factors that addresses the risks associated with appointing a director who is not an independent director to this committee.

The Company has revised the Registration Statement to include the requested disclosure.

We could have conflicts of interest with Ocwen…, page 29

8.

Please revise this section to discuss Mr. Erbey’s continued role on the board of directors of Ocwen. Please confirm that none of the other directors or officers will have a continued relationship with Ocwen following the transaction, or revise your disclosure accordingly. Also, please address any

Mayer Brown LLP

Mr. Christian Windsor

January 9, 2012

financial interests of your officers in the transaction, including any payments that they will receive upon leaving Ocwen and joining Home Loan Servicing Solutions. In addition, revise your disclosure to clarify that the valuation of the MSRs is a matter that could give rise to conflicts between you and Ocwen.

The risk factor has been revised to discuss Mr. Erbey’s continued role on Ocwen’s board of directors, the financial interest of the Company’s officers in the transaction and the potential conflicts of interest involved in valuing MSRs. The Company confirms that none of its other directors or officers will have a continuing relationship with Ocwen following the transaction.

Management’s Discussion and Analysis of Financial Condition, page 50

9.	If available, provide us with an analysis of the cash flows and direct interest expense paid under the match funding facility, from the pool of mortgage servicing rights that you will receive from Ocwen, over the preceding three and twelve month period. Please also indicate the amount that you would have paid to Ocwen for services under the servicer agreement for the same period.

	Actual				Proforma
	3 Months Ended September 30, 2011		12 Months Ended September 30, 2011		3 Months Ended September 30, 2011		12 Months Ended September 30, 2011
	(dollars in millions)
Servicing Fee Revenue	$22.8	A	$97.4	A	$22.8	A	$97.4	A
Interest Expense	5.5	B	28.8	B	3.5	C	18.8	C
Servicing Fee Expense	—		—		9.3	D	40.0	D

A	Actual servicing fee revenue received by Ocwen Loan Servicing for the HomEq mortgage servicing rights that will be transferred to the Company
B	Actual interest expense related to the Barclays HomEq match funded financing facility
C	Proforma interest expense assuming that the Class D notes have been repaid. Interest has been calculated using the revised rates that will be in effect once the facility is assumed by the Company
D	Servicing fee expense has been calculated assuming a 32.5 basis point retained fee for the entire period

Mayer Brown LLP

Mr. Christian Windsor

January 9, 2012

Liquidity and Capital Resources, page 70

10.	You indicated in discussions with the Staff that one of the business purposes for creating Home Loan Servicing Solutions was to transfer the responsibility for carrying the mortgage servicing rights, and the related funding requirements, from Ocwen to the new company. Please revise this section to discuss, in greater detail, the financing needs of the new business. Also, revise your disclosure to discuss management’s view regarding the availability of additional match funding facilities, or your ability to replace the current facility if the lender were to terminate or reduce the size of the facility.

The Company has revised the Registration Statement to reflect the Company’s financing needs and the availability of additional funding.

11.	Revise this section to discuss the size of the current unused borrowing capacity, assuming you are able to assume the entire facility from Ocwen.

The Company has revised the Registration Statement to discuss the size of the current unused borrowing capacity related to the existing advance financing facility.

Enforceability of Civil Liabilities, page 131

12.	We note your disclosure on page 131. Please provide us with a specific and detailed discussion of why management decided to incorporate in the Cayman Islands as opposed to the United States.

The Company reviewed several types of entities that would meet its business goals, which includes not incurring U.S. corporate tax on its net earnings. One potential entity was a partnership formed under U.S. law, but the Company concluded, based on advice it received from the lead underwriters, that marketing a publicly traded partnership is difficult because of the investors’ compliance burden associated with owning an interest in such an entity. The Company concluded that it would be better to utilize a corporate structure rather than a partnership structure. An offshore corporation that is treated as a passive foreign investment company (a “PFIC”) meets the Company’s business goals without the complex compliance demands that would be placed on its equity investors if it were formed as a partnership so long as its investors make a qualified electing fund election (which the Company expects them to do). The Company chose the Cayman Islands as its jurisdiction of incorporation because corporate law in the Cayman Islands is similar to the corporate law in the United States.

Mayer Brown LLP

Mr. Christian Windsor

January 9, 2012

Exhibits

13.	We note that you have filed a number of draft agreements that will be executed prior to the closing of the transaction. Please file the finalized agreements, in their entirety. Please include all schedules, exhibits and attachments, once they are executed.

Exhibits that are executed prior to the closing of the transaction will be filed prior to effectiveness of the Registration Statement. Exhibits that are executed at or after closing will be filed on a Current Report on Form 8-K or as an exhibit to the Company’s Statement of Assets Acquired and Liabilities Assumed filed within 71 days after closing or the Company’s first Quarterly Report on Form 10-Q or Annual Report on Form 10-K due after the closing.

Please direct any questions or comments regarding the foregoing to the undersigned at (312) 701-7843. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Philip J. Niehoff

cc:	Michael J. McElroy, Home Loan Servicing Solutions Ltd.

Erin Purnell, Securities and Exchange Commission

Benjamin Phippen, Securities and Exchange Commission

John Nolan, Securities and Exchange Commission

Jon Van Gorp, Mayer Brown LLP

Danielle Carbone, Shearman & Sterling LLP